Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Tel: (310) 208-1182
Fax: (310) 208-1154

July 16, 2008

FILED AS EDGAR CORRESPONDENCE
& VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jennifer Riegel

Re:	Skystar Bio-Pharmaceutical Company Registration Statement on Form S-1/A Filed June 26, 2008 File No. 333-150695

Dear Ms. Riegel:

On behalf of Skystar Bio-Pharmaceutical Company (the “Company” or “Skystar”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated July 10, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Amendment No. 2”), containing revisions that have been made in response to the Staff’s comments.

FORM S-1

Graphics

1.	We note that you have included a page a graphics prior to the cover page of the prospectus. Please revise your registration statement to have the graphics follow the cover page.

Response: We have revised the registration statement accordingly, as reflected in Amendment No. 2.

Jennifer Riegel
Securities and Exchange Commission
July 16, 2008

2.
Please provide an explanation on each of the pages in which you include graphics that indicates what the pictures depict. Please include in that disclosure a clarification that the depicted products are health care and medical products for poultry, livestock and domestic pets in the People’s Republic of China.

Response: We have revised the registration statement accordingly, as reflected in Amendment No. 2.

3.
We note your response to prior comment 3. If true, please confirm throughout the prospectus that simultaneously with the 5-for-1 reverse stock split you are also decreasing the number of authorized common stock by 5-for-1. In addition, please revise your disclosure to discuss why you have sought to decrease your authorized shares. For example, it appears that you are decreasing your authorized common stock in order to comply with Section 78.207 of the Nevada Revised Statutes, rather than seeking shareholder approval under Section 78.2055 of the Nevada Revised Statutes. If true, please disclose.

Response: We have revised the registration statement accordingly where appropriate, as reflected on the cover page and page 1 of Amendment No. 2. We have additionally disclosed our reason for seeking to decrease our authorized common shares, as reflected on page 46 of Amendment No. 2.

Prospectus Summary, page 1

General

4.
We note your response to prior comment 15. Please further revise your first paragraph of this section to clarify that you use the terms “we,” “us,” and “our” to refer to Xian Tianxing, a company which conducts substantially all your business operations and which you do not have any equity interest.

Response: We have revised our disclosure accordingly, as reflected on page 1 of Amendment No. 2.

5.	Please revise your disclosure here and throughout the prospectus to reflect that the source of your information is the “Chinese Ministry of Agriculture” rather than the “Chinese Agriculture Ministry.”

Response: We have revised our disclosure accordingly, as reflected on pages 1 and 31 of Amendment No. 2.

Jennifer Riegel
Securities and Exchange Commission
July 16, 2008

Our Business, page 1

6.
In the second paragraph of this subsection, where you disclose revenue and net loss for 2007, please delete the parenthetical which refers to non-cash and non-recurring charges. Many different factors culminate in the GAAP measures you present, which speak for themselves. You should provide further explanation later in the prospectus, which you do in MD&A.

Response: We have revised our disclosure accordingly, as reflected on page 1 of Amendment No. 2.

Growth Strategy, page 2

7.
We note your response to prior comment 18. Please revise your disclosure to provide more information regarding the potential acquisition target. Please provide a general description of the target’s business, disclose the amount of your deposit and state the date that your three month examination and evaluation period ends and whether the agreement provides you with any exclusivity. Also, please confirm that your deposit is not an initial payment as a precursor to an acquisition; rather, that it is simply a refundable deposit to a takeover candidate for the rights to examine the books and records. Please consider whether you need to revise your disclosure in the section entitled “Plan of Operations” on page 41 to include a discussion of this potential acquisition.

Response: We have recently completed our examination of the financial books and records of the potential acquisition target, and our management has determined not to proceed with the acquisition. Accordingly, we will receive the entire amount of the refundable deposit from the potential acquisition target, approximately $500,000, by the end of July 2008. Since this company is no longer under consideration, we have revised our disclosures by removing references to this potential acquisition target, as reflected on pages 2 and 21 of Amendment No. 2. We also hereby confirm that the deposit is simply a refundable deposit for the rights to examine the books and records of the potential acquisition target. In light of the foregoing, we will not revise our disclosure in our “Plan of Operations” discussion.

The Primary Offering, page 6

8.	In the second footnote, please disclose the exercise price of the warrants, post-split.

Response: We have revised our disclosure accordingly, as reflected on page 7 of Amendment No. 2.

Jennifer Riegel
Securities and Exchange Commission
July 16, 2008

Lock-Up Agreements, page 7

9.	Please clarify whether the lock-up agreements are for six or 12 months.

Response: The lock-up agreement as applied to our directors, officers and holder of more than 5% of the outstanding shares of our common stock (or securities exercisable for or convertible into shares of our common stock) is for 12 months, and as applied to any investors in any private financings effected prior to the public offering described in the registration statement is for 6 months. We have revised our disclosures accordingly, as reflected on pages 7 and 51 of Amendment No. 2.

Summary Financial Information, page 8

10.	Please revise your first paragraph on this page to indicate that the table includes your unaudited consolidated financial data for the three months ended and as of March 31, 2008 and 2007.

Response: We have revised our disclosure accordingly, as reflected on page 8 of Amendment No. 2.

Statements of Operations Data, page 8

11.
As it appears you are attempting to present the earnings per share data after the giving effect to the 5-for-1 reverse stock split, please ensure that the earnings per common share data table is clearly labeled “pro-forma”. Further, please include a table that presents earnings per share as it appears on the face of the financial statements.

Response: We have revised the table accordingly, as reflected on page 8 of Amendment No. 2.

12.
Please provide us with your calculations of basic and diluted earnings per share for each period presented, showing the numerator and denominator used for each calculation. Based on the information presented on page F-2, it would appear that the actual basic and diluted earnings per share would be $.04 and $.03, respectively, for the three months ended March 31, 2008, and the pro-forma amounts reflecting the 5-for-1 reverse stock split would be $.18 and $.17. In addition, since you reported a net loss for the year ended December 31, 2007, it is unclear why basic and diluted net loss per share would be different, since the effect of any common stock equivalents would be anti-dilutive. Please advise and revise the filing as appropriate.

Response: The Company’s calculations as reflected in Amendment No. 1 of its Registration Statement were incorrect, and we have therefore revised table accordingly, as reflected on page 8 of Amendment No. 2. Our revised numbers were calculated as follows:

Jennifer Riegel
Securities and Exchange Commission
July 16, 2008

Pro-Forma Earnings Per Share Basic for the three months ended March 31, 2008:

Net Income (Loss) of $616,351 divided by Basic Shares Outstanding (post-conversion) of 3,422,240 is .180102 or .18 per share

Pro-Forma Earnings Per Share Diluted for the three months ended March 31, 2008:

Net Income (Loss) of $616,351 divided by Basic Shares Outstanding (post-conversion) of 3,594,249 is .171483 or .17 per share

Pro-Forma Earnings Per Share (Basic and Fully Diluted) for the twelve months ended December 31, 2007:

Net Income (Loss) of ($1,956,976) divided by Shares Outstanding (post-conversion) of 2,690,709 is (.72731) or (.73) per share

Pro-Forma Earnings Per Share Basic for the twelve months ended December 31, 2006:

Net Income (Loss) of $1,175,142 divided by Basic Shares Outstanding (post-conversion) of 2,228,831 is .527246 or .53 per share

Pro-Forma Earnings Per Share Fully Diluted for the twelve months ended December 31, 2006:

Net Income (Loss) of $1,175,142 divided by Fully Diluted Shares Outstanding (post-conversion) of 2,499,677 is .470118 or .47 per share

13.	Please revise to provide the disclosures regarding dilution required by Item 506 of Regulation S-K, or tell us why you believe that such disclosures are not required.

Response: We have revised our disclosure according, as reflected on page 22 of Amendment No. 2.

Jennifer Riegel
Securities and Exchange Commission
July 16, 2008

Use of Proceeds, page 20

14.
We note your response to prior comment 46. Please revise your disclosure to include the information contained in your response to our prior comment regarding the determination of your offering price as well as how your assumptions will not change if and as the market changes

Response: We have revised our disclosure accordingly, as reflected on page 20 of Amendment No. 2.

15.
Your pro forma capitalization table gives effect to the issuance of 1,227,503 shares of common stock for the conversion of two convertible debentures and the issuance of 300,400 shares of common stock for services. Please revise your disclosure to reduce pro forma retained earnings for the expenses incurred relating to these transactions, and disclose the expenses relating to each transaction in the introductory paragraph to your table.

Response: We have revised our disclosure to reduce pro forma retained earnings for the expenses incurred relating to these transactions and disclosed the expenses relating to each transaction in the introductory paragraphs to our table, as reflected on page 22 of Amendment No. 2.

16.
Since the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review” of your capitalization table. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Jennifer Riegel
Securities and Exchange Commission
July 16, 2008

Response: While the warrants do not provide net cash settlement, the warrants do provide that they may be exercised:

“…. subject to the conditions set forth herein and in the Warrant Agreement between the Company and the Warrant Agent, and only if (i) at the time a holder seeks to exercise this Warrant, a registration statement is effective with respect to the Common Stock underlying the Warrants and (ii) the Common Stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants.”

As discussed in EITF 00-19, paragraph 25, the Company may not be able to control the timely filings necessary to maintain the effectiveness of the registration statement.  However, if the registration statement is not effective, the holder cannot exercise the warrant.  Accordingly, whether or not the contract permits settlement in unregistered shares is moot, because the warrants cannot be exercised if the registration statement is not effective.

We are aware of EITF Issue 07-5.  Because our functional currency is the Renminbi and the warrants are denominated in U.S. dollars, in accordance with paragraph 19 of that Issue, we will account for the warrants (together with similar warrants currently outstanding) as derivative instrument liabilities, effective with our fiscal year beginning January 1, 2009, as required by the transition guidance in paragraph 20 of Issue 07-5.

17.
The form of warrant agreement filed as Exhibit 10.7 appears to contain none of the relevant terms of the warrants. Please file a revised agreement that contains each of the material terms of the warrants, consistent with your disclosures in the current amendment. Also, please file revised versions of any other material agreements that require updating.

Response: We note that Exhibit 10.7 of Amendment No. 1 is the form of lock-up agreement, and that the form of warrant agreement is filed as Exhibit 10.6. We further note that the form of warrant agreement, as filed, contains the relevant and material terms of the warrants as disclosed in Amendment No. 1. Nevertheless, we have made minor revisions to the form of warrant agreement, which we have filed as Exhibit 10.6 to Amendment No. 2.

Jennifer Riegel
Securities and Exchange Commission
July 16, 2008

Description of Business, page 28

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, page 33

18.	Please revise your disclosure to include the expiration date of the Xian Tianxing license.

Response: We have revised our disclosure accordingly, as reflected on page 33 of Amendment No. 2.

19.
Please revise your disclosure in this section to clarify which of the major projects that you list are being undertaken with Shanghai Poultry Verminosis Institution and which projects are being undertaken with Shaanxi Microbial Institute.

Response: We have revised our disclosure according, as reflected on pages 35-36 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Critical Accounting Policies, page 37

20.
Please refer to your response to our prior comment number 60. Please clarify whether product return rights exist with respect to your sales to distributors, and if so, how you determined that you have sufficient historical experience to conclude that a reasonable estimate of sales returns can be made. Note that the lack of significant returns based on historical experience would only be relevant to the extent that sufficient historical experience exists with respect to sales of similar products to similar customers. Refer to paragraph 8 of SFAS 48.

Response: We have revised our disclosure to clarify that product return rights do exist and that our experience over the past three years gives us the ability to conclude that a reasonable estimate of sales returns can be made, as reflected on page 37 of Amendment No. 2.

Results of Operations, page 38

21.
Please refer to your revised disclosure in response to our prior comment number 62. It is unclear what changes were made in response to our comment. As such, we reissue our comment and ask that you quantify the effect each of the causal factors that you cite for material changes in your financial statement amounts for all periods presented. For example, with respect to your discussion of cost of sales for veterinary medications on page 38, quantify the increase in the number of veterinary medicines as well as the cost savings attributed to improved manufacturing techniques.

Response: Where appropriate, we have revised our disclosures to provide further details in the discussions on revenue and cost of sales to quantify the causal factors cited for material changes.

Jennifer Riegel
Securities and Exchange Commission
July 16, 2008

Certain Relationships and Related Transactions, page 44

22.
We note your response to prior comment 64 regarding the expense advancement to Mr. Lu. Please provide more information regarding this advancement. For example, after Mr. Lu uses the total amount of the advance, does the company intend to advance an additional lump sum to Mr. Lu? If so, please state the amount which the company intends to advance to Mr. Lu. In addition, does the company have a specific policy or procedure with regard to the terms, amount and frequency of the advances?

Response: Mr. Lu will continue to be able to draw on the expense advancement toward his travels through the second fiscal quarter of 2008, at the end of which Mr. Lu will return to the Company the then remaining unsubstantiated balance of the advance. Going forward, the Company does not intend to provide Mr. Lu or any other management members with similar type of expense advancement until such time that the Company’s board of directors, comprising of a majority of independent directors, shall have determined that such arrangement is appropriate and/or necessary for the Company, and adopted specific policy and procedure accordingly.

Director Independence, page 45

23.
We note your disclosure indicating that you do not meet the AMEX listing requirements because you have no independent directors, and that you plan to appoint independent directors before you file to list your securities on the AMEX. Supplementally, tell us when you plan to appoint these directors. Do you plan to appoint them before the offering is completed? Will you complete the offering if the securities are not approved for listing on the AMEX?

Response: We have recently appointed four independent directors to our board of directors, and have revised our disclosures accordingly where appropriate, as reflected throughout Amendment No. 2.

Jennifer Riegel
Securities and Exchange Commission
July 16, 2008

Description of Securities, page 45

24.
We note your response to prior comment 66. Please update your disclosure in this section to state whether your stockholders approved the amendment of your articles of incorporation. If your articles have been amended, please update your disclosure throughout the registration statement and file a copy of your amended articles as an appropriately numbered exhibit to the registration statement. Also, please clarify your purpose in amending your articles of incorporation to increase the amount of authorized shares and then affecting a reverse stock split which would decrease the amount of authorized shares.

Response: We have revised the registration statement accordingly, as reflected on the cover page and page 46 of Amendment No. 2.

25.
We note that you state in response to prior comment 68 that the Series A Preferred Stock does not have any terms because the board resolution authorizing the issuance of the shares was not filed with the Nevada Secretary of State before the shares were issued. Please revise your disclosure to explain this and explain the terms of the 2,000,000 shares of Series A Preferred Stock that are outstanding. Do these shares vote with the common stock of the company on a one-for-one basis or do they have five votes on all matters on which shareholders vote? If the shares do not have any terms, are they treated as common stock of the company? In addition, please state whether the purchasers or holders of these securities have any potential claims against you.

Response: We have revised our disclosure accordingly, as reflected on page 46 of Amendment No. 2. Based on our analysis of the Nevada Revised Statutes (“NRS”), we believe that because a certificate of designation was not filed prior to their issuance, the 2,000,000 issued series “A” shares do not vote with the common stock on any basis as they have no terms recognized under the NRS. Additionally, these shares are not treated as common stock, since they have no conversion terms. We have included a discussion of the foregoing in our revised disclosure. The holder of the 2,000,000 issued series “A” shares may potentially have a claim against us and the directors who authorized the issuance. Please see our response to the Staff’s comment number 32 below.

26.
We note that you have included a description of the units at the end of this section in response to prior comment 67. Since the units are the securities which are being sold in this offering, please revise your disclosure to include the description of the units at the beginning of this section.

Response: We have revised the registration statement accordingly, as reflected on the cover page and page 46 of Amendment No. 2.

Jennifer Riegel
Securities and Exchange Commission
July 16, 2008

27.
We note your disclosure on page 49 that the units can trade immediately following the effectiveness of the registration statement. Please clarify here whether the units will immediately be traded on the OTC Bulletin Board or the American Stock Exchange. Please also clarify that, if true, that you have not yet applied to have any of your securities listed on the American Stock Exchange.

Response: We have revised the registration statement accordingly where appropriate, as reflected on the cover page and page 46 of Amendment No. 2.

Underwriting and Plan of Distribution, page 50

Unit Purchase Option, page 51

28.
You disclose that you have agreed to sell the underwriter a Unit Purchase Option for nominal consideration of $100. Please revise your disclosure to state the fair value of the Unit Purchase Option, along the major assumptions used to value the instrument Also, please tell us how you intend to account for the issuance of the purchase option.

Response: The Unit Purchase Option issued to the underwriter will be valued based on the underlying shares obtainable and valuation factors appropriate at the time it is issued.  We currently estimate that value to be approximately $1,200,000, based on the number of Units subject to the Option, the maximum proposed offering price of the common stock of $7.00, the resulting exercise prices related to the Option on the Units, the five year term of the Option, a risk-free interest rate of 3.27% currently commensurate with that term, an expected dividend yield of 0% and estimated volatility of 75%, based on a review of our historical volatility.

The initial value of the Option will be charged to Additional Paid-In Capital as part of the offering costs incurred.  As noted in our response to Comment 16, effective January 1, 2009, the Option will be accounted for as a derivative instrument liability because it is denominated in a currency other than our functional currency.

Index to Financial Statements, page 56

Notes to Consolidated Financial Statements, page F-32

29.	Please refer to your response to our prior comment number 73. Please revise your disclosure to include the information provided in your response.

Response: We have revised our disclosure accordingly, as reflected on pages F-5 and F-33 of Amendment No. 2.

Jennifer Riegel
Securities and Exchange Commission
July 16, 2008

Note 9 - Intangibles, page F-42

30.
Please refer to your response to our prior comment number 76. Please confirm whether the amortization of the acquired technology is charged to cost of sales. Since you state that you have begun to use the technology in your veterinary medicines in 2008, it would appear that the resulting amortization should be included in cost of sales. Please advise and revise the filing as appropriate.

Response:  Amortization expensed during the quarter to general and administrative expense totaled $34,000, and is considered immaterial. However, we will reclass this amount to cost of goods sold on a prospective basis, beginning June 30, 2008.

Note 11 - Capital Transactions, page F-42

31.
Please refer to your response to our prior comment number 77. Please revise your disclosure to clarify whether the Series A preferred stock holder has rights that are senior to the rights held by common shareholders. Further, please tell us and disclose whether it is your intent to file a certificate of designation for the Series A preferred stock, and if so, the rights, if any, that will be assigned at that time.

Response: We have revised our disclosure accordingly, as reflected on page F-42 of Amendment No. 2. We do not have any plans presently to file a certificate of designation for the series A preferred stock, which we have also stated in our revised disclosure.

32.
It would appear that the existence of the outstanding Series A preferred stock, and the apparent uncertainties regarding the rights associated with these securities, would represent a material risk to a purchaser of securities in the proposed offering. Please revise the registration statement to clearly identify and discuss these risks, or explain why you believe that no revisions are required.

Response: As discussed in our response to the Staff’s prior comment number 68 and to the current comment 25, the 2,000,000 issued shares of series A preferred stock do not have any rights, including with respect to voting or conversion, as no certificate of designation was filed prior to their issuance, as required under NRS Section 78.1955. Accordingly, we do not believe that the series A preferred stock presents a material risk to a purchaser of our units with respect to dilution or rights. Instead, the issuance of the series A preferred stock may constitute an improper issuance, and as such, a claim may potentially be asserted by the holder of the issued series A preferred shares against us and the directors who authorized such issuance. If such a claim is asserted against these directors, although they are no longer members of our board of directors, we may be obligated under our bylaws and the NRS to indemnify and/or defend them against such claim, provided that we have no such obligation if the actions of these directors, in authorizing the issuance of the series A preferred stock, are determined to have arisen out of their own gross negligence or willful misconduct. We have revised our disclosure to include a discussion of the foregoing, as reflected on page 19 of Amendment No. 2. A claim as described herein, however, will not extend to a purchaser in the proposed offering, as under NRS Section 78.225, “[u]nless otherwise provided in the articles of incorporation, no stockholder of any corporation formed under the laws of this State is individually liable for the debts or liabilities of the corporation.”

Jennifer Riegel
Securities and Exchange Commission
July 16, 2008

33.
Please refer to your revised disclosure in response to our prior comment number 79. It is unclear how the revised disclosure complies with paragraphs 20 and 21 of FIN 48. Please revise your disclosure accordingly or tell us how your disclosure complies with this guidance.

Response: The Company has never had deferred tax and unrecognized tax benefit. Therefore, paragraph 20 and 21 of FIN 48 have no effect on the Company’s financial statements.

We have added the following disclosure to the footnotes of our financial statements to comply with the disclosure requirements of paragraphs 20 and 21 of FIN 48:

The Company’s accounting policy is to accrue interest and penalties, if and when required, as a component of income tax expenses or benefits in the income statement.

Note 16 - Earnings Per Share, page F-50

34.
Please tell us how you considered the outstanding Series A Preferred Stock in calculating earnings per share for each period presented. Tell us how you considered the guidance in paragraphs 60 and 61 of SFAS 128.

Response: The series A preferred stock is not calculated in earnings per share for each period presented. A certificate of designation was never filed with the Secretary of State of the State of Nevada at the time the series A preferred stock was issued and therefore, no conversion rights exist to convert the series A preferred stock to common stock, and no dividend rights exist.

Exhibits

35.
We note that in your last amendment you made changes to the numbering of the footnotes to the exhibit index which indicate where the documents are incorporated by reference. It appears that Exhibits 10.14 through 10.18 are filed with your Form 8-K filed on March 11, 2008 which is footnote 13. Please revise your index accordingly and confirm that your footnote references in your index are accurate.

Response: We have revised the index for the exhibits accordingly, and hereby confirm that the index as reflected on Amendment No. 2 is accurate.

Jennifer Riegel
Securities and Exchange Commission
July 16, 2008

36.
Please have Richardson & Patel revise their opinion to include the 346,153 units which the company has sought to register under the underwriter representative unit purchase option which we note is in addition to the 2,307,693 units that the company is registering in this offering.

Response: The opinion of Richardson & Patel has been accordingly revised, as reflected in Exhibit 5.1 of Amendment No. 2.

* * * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours, RICHARDSON & PATEL, LLP /s/ Ryan S. Hong Ryan S. Hong, Esq.